Launch Update: New Cecily Brown (5 Exits) Inbox ×

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Masterworks <notification@masterworks.com>
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Cecily Brown



5 EXITS. $10M+ PAID TO INVESTORS

Brown is the most-exited artist on Masterworks. Invest in this prime example of commercial style now

INVEST NOW

MOST EXITED ARTIST

5 Previous Exits

We've sold 5 of the 16 Brown paintings we've offered, more than any other artist, and have distributed back more than $10M (incl. principal) to investors. Past performance not indicative of future returns.



Masterworks 022
604 days held

Offering: $605K
Sold For: $1M



Masterworks 028
686 days held

Offering: $899K
Sold For: $1.8M



Masterworks 119
496 days held

Offering: $4.3M
Sold For: $5.5M



Masterworks 151
686 days held

Offering: $1.2M
Sold For: $2.1M



Masterworks 373
29 days held

Offering: $527K
Sold For: $654K

SIMILAR PAINTINGS DELIVERED RETURNS

Best-Selling Style Won at Auction

This auction-won painting showcases Brown's signature abstract brushwork in a diptych, key to her market appeal. Each painting is unique, but two similar Masterworks exits yielded 27.3% and 35% annualized net returns.



Things Could Be Different, But They're Not. (2007)

13 x 34 in.

BIG NAME COLLECTORS

Museum + Celebrity Prestige



MUSEUM

The Metropolitan Museum of Art


MoMA

MUSEUM

MoMA



MUSEUM

The Guggenheim



MODEL

Kendall Jenner



MUSIC

Elton John



MUSIC

Alicia Keys & Swizz Beatz

INVEST NOW

Offering Circular Below

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks can only make sales after an offering statement has been filed, and "qualified" by, the SEC. As such, no offer consideration is currently being solicited or accepted and any such offers may be revoked before notice of SEC qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only.

Masterworks has offered investments in over 450 works and realized illustrative annualized net returns of 17.6%, 17.8%, and 21.5% on works held longer than one year (not inclusive of unsold works which may be lower).

Celebrities referenced are not investors in Masterworks Offerings. Their affiliation with artists is not an endorsement of Masterworks.

Amount 'distributed back' represents total liquidation proceeds distributed back to investors, net of all fees, expenses and proceeds reinvested in Masterworks offerings, of the highlighted offerings.

Previous exits featuring Cecily Brown not included in set of similar sales to Live Offering (Masterworks 484).

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.